PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 23, 1999)

                                  $120,000,000

                           ENTERGY MISSISSIPPI, INC.

                             FIRST MORTGAGE BONDS,
                      7 3/4% SERIES DUE FEBRUARY 15, 2003

                               -----------------

                 INTEREST PAYABLE ON FEBRUARY 15 AND AUGUST 15

                              -------------------

WE MAY REDEEM THE NEW BONDS PRIOR TO MATURITY, IN WHOLE OR IN PART, AT THE TIMES, AT THE REDEMPTION PRICES AND UNDER THE CIRCUMSTANCES DESCRIBED HEREIN.

THE NEW BONDS ARE A SERIES OF GENERAL AND REFUNDING MORTGAGE BONDS DESIGNATED AS FIRST MORTGAGE BONDS AND ISSUED UNDER OUR MORTGAGE AND DEED OF TRUST, WHICH NOW HAS THE BENEFIT OF A FIRST MORTGAGE LIEN ON SUBSTANTIALLY ALL OF OUR PROPERTY.

                              -------------------

                             PRICE 99.745% AND ACCRUED INTEREST, IF ANY

                              -------------------

                                                                 UNDERWRITING      PROCEEDS TO
                                                  PRICE TO       DISCOUNTS AND       ENTERGY
                                                   PUBLIC         COMMISSIONS      MISSISSIPPI
                                                   ------         -----------      -----------
PER NEW BOND.................................      99.745%          .350%            99.395%
TOTAL........................................   $119,694,000       $420,000       $119,274,000

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE UNDERWRITERS EXPECT TO DELIVER THE NEW BONDS TO PURCHASERS ON FEBRUARY 15, 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER
             ABN AMRO INCORPORATED
                          BNY CAPITAL MARKETS, INC.

FEBRUARY 9, 2000

    You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than as of the dates of these documents. We are not making an offer of the New Bonds in any state where the offer is not permitted.

                              -------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                                ----
Where You Can Find More Information.........................     S-2
Selected Financial Information..............................     S-3
Use of Proceeds.............................................     S-3
Description of the New Bonds................................     S-4
Experts.....................................................     S-6
Underwriting................................................     S-7

                              PROSPECTUS

Available Information.......................................       2
Incorporation of Certain Documents by Reference.............       2
The Company.................................................       3
Use of Proceeds.............................................       3
Description of the New Bonds................................       4
Ratios of Earnings to Fixed Charges.........................       9
Experts and Legality........................................       9
Plan of Distribution........................................      10

                              -------------------

                      WHERE YOU CAN FIND MORE INFORMATION

    The SEC allows us to "incorporate by reference" the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999 and any future filings that we make with the SEC under the Securities Exchange Act of 1934 if the filings are made prior to the time that all of the New Bonds are sold in this offering. You can also find more information about us from the sources described under "Available Information" in the accompanying prospectus.

                         SELECTED FINANCIAL INFORMATION
                             (DOLLARS IN THOUSANDS)

    You should read our selected financial information set forth below in conjunction with our financial statements and other financial information contained in the documents incorporated by reference.

                                                        FOR THE TWELVE MONTHS ENDED
                                       -------------------------------------------------------------
                                       SEPTEMBER 30,                    DECEMBER 31,
                                       --------------   --------------------------------------------
                                            1999          1998       1997       1996        1995
                                       --------------   --------   --------   --------   -----------
                                        (UNAUDITED)
Income Statement Data:
  Operating Revenues.................     $821,830      $976,300   $937,395   $958,430   $889,843
  Operating Income...................       74,798       125,585    136,748    164,596    150,388(a)
  Interest Expense (net).............       37,467        39,995     44,805     47,084     50,830
  Net Income.........................       33,059        62,638     66,661     79,211     68,667
  Ratio of Earnings to Fixed
    Charges(b).......................         2.10          3.12       2.98       3.40       2.92

                                                                As of September 30, 1999
                                            -----------------------------------------------------------------
                                                       ACTUAL                            ADJUSTED(c)
                                            ----------------------------         ----------------------------
                                                            PERCENT OF                           PERCENT OF
                                              AMOUNT      CAPITALIZATION           AMOUNT      CAPITALIZATION
                                            -----------   --------------         -----------   --------------
                                            (unaudited)                          (unaudited)
Balance Sheet Data:
  Mortgage Bonds..........................    $420,000          44.6%              $540,000          50.8%
  Other Long-Term Debt....................      46,030           4.9                 46,030           4.4
  Shareholders' Equity:
    Preferred Stock (without sinking
      fund)...............................      50,381           5.3                 50,381           4.7
    Common Stock and Paid-in Capital......     199,267          21.2                199,267          18.8
    Retained Earnings.....................     225,671          24.0                225,671          21.3
                                              --------         -----             ----------         -----
  Total Shareholders' Equity..............     475,319          50.5                475,319          44.8
                                              --------         -----             ----------         -----
    Total Capitalization..................    $941,349         100.0%            $1,061,349         100.0%
                                              ========         =====             ==========         =====

---------

(a) Operating Income for the year ended December 31, 1995 has been restated to exclude income tax.

(b) As defined by Regulation S-K of the SEC, "Earnings" represent the aggregate of (1) income before the cumulative effect of an accounting change,
    (2) taxes based on income, (3) investment tax credit adjustments--net and
    (4) fixed charges. "Fixed Charges" include interest (whether expensed or capitalized), related amortization and interest applicable to rentals charged to operating expenses.

(c) Adjusted to reflect the issuance and sale of the New Bonds.

                                USE OF PROCEEDS

    We anticipate our net proceeds from the sale of the New Bonds will be approximately $119,174,000 after deducting underwriting discounts and commissions and estimated offering expenses of $100,000. We will use the net proceeds we receive from the issuance and sale of the New Bonds to reduce short-term indebtedness that was incurred for working capital needs, for capital expenditures and for general corporate purposes.

                          DESCRIPTION OF THE NEW BONDS

INTEREST, MATURITY AND PAYMENT

    We are issuing $120,000,000 of First Mortgage Bonds, 7 3/4% Series due February 15, 2003 under the G&R Mortgage. We will pay interest on the New Bonds on February 15 and August 15 of each year to holders of record on the day before each interest payment date. We will begin paying interest on the New Bonds on August 15, 2000. Interest starts to accrue from the date that the New Bonds are issued. The New Bonds will be issued on the basis of net property additions. As of September 30, 1999, approximately $147 million of G&R Bonds could have been issued on the basis of net property additions. We have agreed to pay interest on any overdue principal and, if such payment is enforceable under applicable law, on any overdue installment of interest on the New Bonds at a rate of 8 3/4% per annum.

    As long as the New Bonds are registered in the name of DTC or its nominee, we will pay principal, any premium, and interest due on the New Bonds to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the New Bonds as described in the accompanying prospectus under the heading "Description of the New Bonds--Book-Entry System G&R Bonds."

SECURITY

    The First Mortgage described in the accompanying prospectus has been terminated and released, and all first mortgage bonds issued under the First Mortgage have been retired. In light of the termination and release of the First Mortgage and the retirement of all the first mortgage bonds issued thereunder, pursuant to the G&R Mortgage, all future series of G&R Bonds, including the New Bonds, will be designated as "First Mortgage Bonds."

    The New Bonds will be secured by the G&R Mortgage, which is, in the opinion of our counsel, as a result of the termination and release of the First Mortgage, a first mortgage lien on all our properties (except properties released under the terms of the G&R Mortgage and except as stated below), subject to (1) excepted encumbrances, (2) minor defects and encumbrances customarily found in similar properties that do not materially impair the use of the property in the conduct of our business, and (3) other liens, defects and encumbrances, if any, existing or placed thereon at the time of our acquisition of the property and except as limited by bankruptcy law. There is excepted from the lien certain of our property, including cash and securities; all merchandise, equipment, apparatus, or supplies held for sale or other disposition in the usual course of business or consumable during use; automobiles, vehicles and aircraft; timber, minerals, mineral rights and royalties; and receivables, contracts, leases and operating agreements.

    The G&R Mortgage contains provisions that impose a lien on property acquired after the date of the G&R Mortgage, other than excepted property, subject to preexisting liens. However, if we sell substantially all of our assets to another corporation, the lien created by the G&R Mortgage will generally not cover the property of the successor corporation other than the property it acquires from us and improvements, replacements and additions to that property.

REDEMPTION OF NEW BONDS

    We may redeem the New Bonds, in whole or in part, at our option, at any time before the maturity of the New Bonds, on not less than 30 days' nor more than 60 days' notice,

    (1) by the application of proceeds of insurance or cash deposited with the Corporate Trustee pursuant to the provisions of the G&R Mortgage relating to eminent domain or sales to governmental entities or designees thereof at the special redemption price of 100% of the principal amount of the New Bonds being redeemed, or

    (2) at a redemption price equal to the greater of

       (a) 100% of the principal amount of the New Bonds being redeemed and

       (b) as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal of and interest on the New Bonds being redeemed (excluding the portion of any such interest accrued to the redemption date), discounted (for purposes of determining such present values) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus .125%, plus, in each case, accrued interest thereon to the redemption date.

    If, at the time notice of redemption is given, the redemption monies are not held by the Corporate Trustee, the redemption may be made subject to receipt of such monies before the date fixed for redemption, and such notice shall be of no effect unless such monies are so received.

    We may apply cash we deposit under any provision of the G&R Mortgage (with certain exceptions) to the redemption or purchase (including the purchase from
us) of G&R Bonds of any series, including the New Bonds.

SINKING OR IMPROVEMENT FUND

    The New Bonds are not subject to redemption under any sinking or improvement fund or any maintenance or replacement fund.

CERTAIN DEFINITIONS

    "Adjusted Treasury Rate" means, with respect to any redemption date:

    (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term of the New Bonds, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

    (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

    "Business Day" means any day other than a Saturday or a Sunday or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the Corporate Trust Office of the Corporate Trustee is closed for business.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the New Bonds that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the New Bonds.

    "Comparable Treasury Price" means, with respect to any redemption date,
(1) the average of the five Reference Treasury Dealer Quotations for such redemption date after excluding the highest and lowest such Reference Treasury Dealer Quotations or (2) if the Independent Investment Banker obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

    "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

    "Reference Treasury Dealer" means Morgan Stanley & Co. Incorporated, ABN AMRO Incorporated and BNY Capital Markets, Inc., and their respective successors; PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer, or any other Primary Treasury Dealer selected by us.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m. on the third Business Day preceding such redemption date.

DIVIDEND COVENANT

    We will covenant that, so long as any New Bonds remain outstanding, we will not pay any cash dividends on common stock or repurchase common stock after January 31, 2000, unless, after giving effect to such dividend or purchase, the aggregate amount of such dividends or purchases after January 31, 2000 (other than dividends we have declared on or before January 31, 2000) does not exceed credits to earned surplus after January 31, 2000 plus $250,000,000 plus such additional amounts as the SEC shall approve.

CORPORATE TRUSTEE

    Harris Trust Company of New York, formerly known as Bank of Montreal Trust Company, is corporate trustee under the G&R Mortgage.

ADDITIONAL INFORMATION

    For additional important information about the New Bonds, see "Description of the New Bonds" in the accompanying prospectus, including:

    (1) additional information about the terms of the New Bonds,

    (2) general information about the G&R Mortgage and the Trustees,

    (3) a description of certain restrictions contained in the G&R Mortgage,

    (4) a description of events of default under the G&R Mortgage, and

    (5) the meanings of certain capitalized terms used but not defined in this prospectus supplement.

                                    EXPERTS

    The statements in this prospectus supplement as to matters of law and legal conclusions made under "Description of the New Bonds--Security," have been reviewed by Ann G. Roy, Esq., Senior Counsel--Corporate and Securities, of Entergy Services, Inc., and are set forth herein in reliance upon her authority as an expert.

                                  UNDERWRITING

    Under the terms and conditions set forth in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the New Bonds set forth opposite its name below:

                                                               PRINCIPAL
                            NAME                                 AMOUNT
                            ----                              ------------
Morgan Stanley & Co. Incorporated...........................  $ 72,000,000
ABN AMRO Incorporated.......................................    24,000,000
BNY Capital Markets, Inc....................................    24,000,000
                                                              ------------
    Total...................................................  $120,000,000
                                                              ============

    Under the terms and conditions of the Underwriting Agreement, the Underwriters have committed, subject to the terms and conditions set forth therein, to take and pay for all of the New Bonds offered hereby if any of the New Bonds are taken, provided, that under certain circumstances involving a default of an Underwriter, less than all of the New Bonds may be purchased.

    The Underwriters have advised us that they propose to offer all or part of the New Bonds directly to purchasers at the public offering price set forth on the cover page of this prospectus supplement and to certain securities dealers at such price less a concession of .20% of the principal amount of the New Bonds. The Underwriters may allow, and such dealers may reallow to certain brokers and dealers, a concession not in excess of .10% of the principal amount of the New Bonds. After the New Bonds are released for sale to the public, the public offering price and other selling terms may from time to time be varied.

    We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    There is presently no trading market for the New Bonds and there is no assurance that a market will develop since we do not intend to apply for listing of the New Bonds on a national securities exchange. Although they are under no obligation to do so, the Underwriters presently intend to act as market makers for the New Bonds in the secondary trading market, but may discontinue such market-making at any time without notice. No assurance can be given as to the liquidity of the trading market for the New Bonds.

    In order to facilitate the offering of the New Bonds, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the New Bonds. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the New Bonds for their own account. In addition, to cover overallotments or to stabilize the price of the New Bonds, the Underwriters may bid for, and purchase, the New Bonds in the open market. Finally, the Underwriters may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the New Bonds in the offering, if they repurchase previously distributed New Bonds in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price for the New Bonds above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    Certain of the Underwriters or their affiliates engage in various general financing and banking transactions from time to time with us or our affiliates.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NEW BONDS, INCLUDING STABILIZING TRANSACTIONS AND SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."
                              -------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1004; and at the Commission's Regional Offices at CitiCorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission (http://www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the year ended December 31, 1998 filed with the Commission pursuant to the Exchange Act is incorporated herein by reference.

    In addition, all documents filed by the Company with the Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the document described above, being herein referred to as "Incorporated Documents"; provided, however, that the documents described above or documents subsequently filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act prior to the filing of the Company's next Annual Report on Form 10-K with the Commission shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after any such filing of an Annual Report on Form 10-K).

    Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to Mr. Christopher T. Screen, Assistant Secretary, Entergy Mississippi, Inc., P.O. Box 61000, New Orleans, Louisiana 70161, telephone (504) 576-4212. The information relating to the Company contained in this Prospectus and any accompanying Prospectus Supplement does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

    No person has been authorized to give any information or to make any representation not contained in this Prospectus or, with respect to any series of New Bonds, the Prospectus Supplement relating thereto, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Prospectus and any Prospectus Supplement do not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

    Neither the delivery of this Prospectus and any Prospectus Supplement relating thereto nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Prospectus or such Prospectus Supplement.

                              -------------------

                                  THE COMPANY

    The Company was incorporated under the laws of the State of Mississippi on January 2, 1963. The Company's principal executive office is located in the Electric Building, 308 East Pearl Street, Jackson, Mississippi 39201; telephone
(601) 969-2311.

    The Company is an electric public utility company with substantially all of its operations in the State of Mississippi. Entergy Corporation ("Entergy"), which is a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended ("PUHCA"), owns all of the outstanding common stock of the Company. The Company, Entergy Arkansas, Inc., Entergy Gulf States, Inc., Entergy Louisiana, Inc. and Entergy New Orleans, Inc. are the principal operating electric utility subsidiaries of Entergy. Entergy also owns, among other things, all of the common stock of System Energy Resources, Inc., a generating company which owns the Grand Gulf Nuclear Electric Generating Station ("Grand Gulf").

    Pursuant to a Unit Power Sales Agreement, capacity and energy from Grand Gulf is allocated among Entergy Arkansas, Inc., Entergy Louisiana, Inc., Entergy New Orleans, Inc. and the Company. The Company's allocated share of such capacity and energy, together with related costs, is 33%. Payments made by the Company under the Unit Power Sales Agreement are generally recovered through rates set by the Mississippi Public Service Commission, which regulates the Company as to, among other things, electric service, rates and charges. The Commission regulates issuances of securities by the Company under PUHCA.

    The Company, Entergy Arkansas, Inc., Entergy Louisiana, Inc. and Entergy New Orleans, Inc. own all of the capital stock of System Fuels, Inc., a special purpose company which implements and/or maintains certain programs for the procurement, delivery and storage of fuel supplies for Entergy's regulated domestic utility subsidiaries, including the Company.

    The foregoing information relating to the Company does not purport to be comprehensive and should be read together with the financial statements and other information contained in the Incorporated Documents. Reference is made to the Incorporated Documents with respect to the Company's most significant contingencies, its general capital requirements, and its financing plans and capabilities, including its short-term borrowing capacity, and earnings coverage and other requirements under the Company's G&R Mortgage (hereinafter defined), which limit the amount of additional G&R Bonds (hereinafter defined) that the Company may issue.

                                USE OF PROCEEDS

    The net proceeds to be received from the issuance and sale of the New Bonds will be used to repay and/or redeem outstanding securities at their stated maturity or due dates and/or to effect the redemption or acquisition of certain outstanding securities prior to their maturity or due dates, and for other general corporate purposes. The Company's securities that may be redeemed or acquired include one or more series of the Company's outstanding (i) G&R Bonds and/or (ii) preferred stock. The specific securities, if any, to be redeemed or acquired with the proceeds of a series of New Bonds will be set forth in the Prospectus Supplement relating to that series.

                          DESCRIPTION OF THE NEW BONDS

    GENERAL. The New Bonds are to be issued under the Company's Mortgage and Deed of Trust, dated as of February 1, 1988, as supplemented by various supplemental indentures thereto and as to be further supplemented by one or more supplemental indentures relating to each series of New Bonds (collectively referred to as the "G&R Mortgage"), to Bank of Montreal Trust Company (the "Corporate Trustee") and Mark F. McLaughlin (successor to Z. George Klodnicki) as Co-Trustee (the "Co-Trustee" and the Corporate Trustee collectively, the "Trustees"). All General and Refunding Mortgage Bonds issued or to be issued under the G&R Mortgage are referred to herein as "G&R Bonds."

    The statements herein concerning the G&R Bonds, the New Bonds and the G&R Mortgage are not intended to be comprehensive and are subject to the detailed provisions of the G&R Mortgage, which are incorporated herein by reference.

    TERMS OF SPECIFIC SERIES OF THE NEW BONDS. A Prospectus Supplement will include descriptions of the following terms of a series of the New Bonds to be issued: (1) the designation of such series of the New Bonds; (2) the aggregate principal amount of such series; (3) the date on which such series will mature;
(4) the rate at which such series will bear interest and the date from which such interest will accrue; (5) the dates on which interest will be payable;
(6) the prices and the other terms and conditions upon which the particular series may be redeemed by the Company prior to maturity; (7) whether the dividend covenant described below will be applicable to any such series; (8) if an insurance policy will be provided for the payment of the principal of and/or interest on the New Bonds of such series, the terms thereof; and (9) any other terms of the New Bonds not inconsistent with the provisions of the G&R Mortgage.

    SECURITY. The New Bonds, together with all other G&R Bonds now or hereafter issued under the G&R Mortgage, will be secured by the G&R Mortgage, which constitutes, in the opinion of counsel for the Company, a second mortgage lien on all properties of the Company (except properties released under the terms of the G&R Mortgage and except as stated below), subject to (1) the first lien of the Company's Mortgage and Deed of Trust dated as of September 1, 1944, to The Bank of New York (successor to Irving Trust Company) and W.T. Cunningham (successor Co-Trustee), as Trustees, as supplemented (the "First Mortgage") and other excepted encumbrances, (2) minor defects and encumbrances customarily found in properties of like size and character that do not materially impair the use of the property affected thereby in the conduct of the business of the Company, and (3) other liens, defects and encumbrances, if any, existing or placed thereon at the time of acquisition thereof by the Company and except as limited by bankruptcy law. There is excepted from the lien certain property of the Company, including all cash and securities; all merchandise, equipment, apparatus, materials or supplies held for sale or other disposition in the usual course of business or consumable during use; automobiles, vehicles and aircraft; timber, minerals, mineral rights and royalties; and receivables, contracts, leases and operating agreements.

    The G&R Mortgage contains provisions subjecting after-acquired property (subject to the First Mortgage and pre-existing liens) to the lien thereof, subject to limitations in the case of consolidation, merger or sale of substantially all of the Company's assets.

    The G&R Mortgage is junior and subordinate to the lien of the First Mortgage on substantially all of the Company's properties. All bonds issued and to be issued under the First Mortgage are hereinafter referred to as First Mortgage Bonds. There are currently no bonds outstanding under the First Mortgage except for approximately $32 million aggregate principal amount of bonds that were issued as additional security for pollution control revenue bonds of the Company. No additional First Mortgage Bonds are permitted to be issued under the First Mortgage (except such First Mortgage Bonds as may be issued from time to time to the Trustees at the option of the Company to provide additional security under the G&R Mortgage) and the Company expects to retire the remaining outstanding bonds under the First Mortgage, and subsequently discharge the First Mortgage, in the third quarter of 1999.

    The G&R Mortgage provides that the Trustees shall have a lien upon the mortgaged property, prior to the G&R Bonds, for the payment of their reasonable compensation, expenses and disbursements and for indemnity against certain liabilities.

    ISSUANCE OF ADDITIONAL G&R BONDS. The maximum principal amount of G&R Bonds that may be issued under the G&R Mortgage is unlimited. G&R Bonds of any series may be issued from time to time on the basis of (1) 70% of property additions after adjustments to offset retirements, (2) retirement of G&R Bonds or of First Mortgage Bonds, and (3) deposit of cash. Deposited cash may be withdrawn upon the bases stated in clause (1) or (2). Property additions generally include electric, gas, steam or hot water property acquired after December 31, 1987, but may not include, among other things, securities, automobiles, vehicles or aircraft, or property used principally for the production or gathering of natural gas.

    As of December 31, 1998, approximately $267 million G&R Bonds could be issued on the basis of net property additions and approximately $168 million G&R Bonds could be issued on the basis of retired bond credits.

    With certain exceptions in the case of clause (2) above, effective as of May 1, 1999, the issuance of G&R Bonds is subject to adjusted net earnings for 12 out of the preceding 18 months, before income taxes, being at least twice the annual interest requirements on all First Mortgage Bonds and all G&R Bonds at the time outstanding, including the additional G&R Bonds comprising such issuance, and all indebtedness, if any, of prior rank. In general, interest on variable rate interest bonds, if any, is calculated using the average rate in effect during such 12 month period.

    The G&R Mortgage contains restrictions on the issuance of G&R Bonds against property subject to liens.

    Other than the security afforded by the lien of the G&R Mortgage and restrictions on the issuance of additional G&R Bonds described above (including particularly those described in the first paragraph above), there are no provisions of the G&R Mortgage which afford the holders of the New Bonds protection in the event of a highly leveraged transaction involving the Company. However, such a transaction would require regulatory approval, and management of the Company believes that such approval would be unlikely in a highly leveraged context.

    RELEASE AND SUBSTITUTION OF PROPERTY. Property may be released, without applying any earnings test, upon the bases of: (1) the release of such property from the lien of the First Mortgage, (2) the deposit of cash or, to a limited extent, purchase money mortgages, (3) property additions, after adjustments in certain cases to offset retirements and after making adjustments for certain prior lien bonds, if any, outstanding against property additions, and
(4) waiver of the right to issue G&R Bonds. Cash may be withdrawn upon the bases stated in clauses (3) and (4) above. Property owned by the Company on December 31, 1987 is released on the basis of its depreciated book value; all other property is released on the basis of its cost, as defined in the G&R Mortgage.

    Unfunded property may also be released if after such release, outstanding G&R Bonds will not exceed 70% of the aggregate fair value of the then funded property of the Company. Effective as of May 1, 1999, the Company will be able to release unfunded property without meeting the 70% test if after such release, the Company will have at least one dollar ($1) in unfunded property that remains subject to the lien of the G&R Mortgage.

    SATISFACTION AND DISCHARGE OF G&R MORTGAGE. Upon the Company's making due provision for the payment of all of the G&R Bonds (including the New Bonds) and paying all other sums due under the G&R Mortgage, the G&R Mortgage may be satisfied and discharged. The G&R Bonds will be deemed to have been paid for all purposes under the G&R Mortgage if money or Eligible Obligations (as defined below) sufficient to pay such G&R Bonds (in the opinion of an independent accountant in the case of

Eligible Obligations) at maturity or upon redemption have been irrevocably set apart or deposited with the Corporate Trustee, provided that the Corporate Trustee shall have received an opinion of counsel to the effect that such setting apart or deposit does not require registration under the Investment Company Act of 1940, as amended, does not violate any applicable laws and does not result in a taxable event with respect to the holders of such G&R Bonds prior to the time of their right to receive payment. For this purpose, "Eligible Obligations" shall mean obligations of the United States of America which do not contain provisions permitting the redemption thereof at the option of the issuer.

    DIVIDEND COVENANT. The Company may covenant in substance that, so long as any New Bonds of a particular series remain outstanding, it will not pay any cash dividends on common stock or repurchase common stock after a selected date close to the date of the original issuance of such series of New Bonds (other than certain dividends that may be declared by the Company prior to such selected date) except from credits to retained earnings after such selected date plus an amount not to exceed $250,000,000 and plus such additional amounts as shall be approved by the Commission. The Prospectus Supplement relating to a particular series of New Bonds will state whether this covenant will apply to such series.

    MAINTENANCE AND REPLACEMENT FUND IN FIRST MORTGAGE. The New Bonds will not be subject to any maintenance or replacement provisions. However, the Company has covenanted to comply with the provisions of Sections 38 and 39(I) of the First Mortgage (which relate to maintenance and replacement of property), but for only so long as any First Mortgage Bonds remain outstanding. Such Section 39(I) provides that in addition to actual expenditures for maintenance and repairs, the Company is required to expend or deposit for each year, for replacements and improvements in respect of mortgaged electric, gas, steam and/or hot water utility property, and certain automotive equipment, an amount equal to $600,000 plus 2 1/4% of net additions to mortgaged utility property made after December 31, 1943 and prior to the beginning of the year for which the calculation is made. Such requirement may be met by depositing cash under the First Mortgage or certifying gross property additions thereunder or expenditures for certain automotive equipment or by taking credit for First Mortgage Bonds and qualified lien bonds retired. Any excess in such credits may be applied against future requirements. Such cash may be used to redeem or purchase First Mortgage Bonds or may be withdrawn against gross property additions under the First Mortgage or waiver of the right to issue First Mortgage Bonds.

    DEFAULTS AND NOTICES THEREOF. Defaults are defined in the G&R Mortgage as: default in payment of principal; default for 30 days (effective as of May 1, 1999) in payment of interest; certain events in bankruptcy, insolvency or reorganization; default in other covenants for 90 days (effective as of May 1, 1999) after notice (unless the Company has in good faith commenced efforts to perform the covenant); default under a supplemental indenture; and the occurrence of a "Default" under the First Mortgage (defined as being default in payment of principal of First Mortgage Bonds, default for 60 days in payment of interest on or installments of funds for retirement of First Mortgage Bonds, certain defaults with respect to qualified lien bonds, certain events in bankruptcy, insolvency or reorganization, and default for 90 days after notice in other covenants).

    The Trustee or the holders of 25% in aggregate principal amount of the G&R Bonds may declare the principal and interest due and payable on default but a majority thereof may annul such declaration if such default has been cured. No holders of G&R Bonds may enforce the lien of the G&R Mortgage without giving the Trustees written notice of a default and unless (i) the holders of 25% in aggregate principal amount of the G&R Bonds have requested the Trustees to act and offered them reasonable opportunity to act and indemnity satisfactory to them against the cost, expenses and liabilities to be incurred thereby and (ii) the Trustees shall have failed to act. The holders of a majority in aggregate principal amount of the G&R Bonds may direct the time, method and place of conducting any proceedings for any remedy available to the Trustees or exercising any trust or power conferred on the Trustees. The Trustees are not required to risk their funds or incur personal liability if there is reasonable ground for believing that repayment is not reasonably assured.

    EVIDENCE TO BE FURNISHED TO THE CORPORATE TRUSTEE. Compliance with G&R Mortgage provisions is evidenced by written statements of Company officers or persons selected or paid by the Company. In certain cases, opinions of counsel and certifications of an engineer, accountant, appraiser or other expert (who in some cases must be independent) must be furnished. The Company must give the Corporate Trustee an annual statement as to whether or not the Company has fulfilled its obligations under the G&R Mortgage throughout the preceding calendar year.

    MODIFICATION. The rights of holders of G&R Bonds may be modified with the consent of the holders of a majority in aggregate principal amount of the G&R Bonds, or, if less than all series of G&R Bonds are adversely affected, the consent of the holders of a majority in aggregate principal amount of the G&R Bonds adversely affected. In general, no modification of the terms of payment of principal, premium, if any, or interest and no modification affecting the lien of the G&R Mortgage or reducing the percentage required for modification is effective against any holder of G&R Bonds without such holder's consent.

    BOOK-ENTRY SYSTEM G&R BONDS. Unless otherwise specified in the applicable Prospectus Supplement, The Depository Trust Company, New York, New York ("DTC"), will act as securities depository for the New Bonds. The New Bonds will be issued only as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully-registered global certificate will be issued for each series of New Bonds, representing the aggregate principal amount of such series of New Bonds, and will be deposited with DTC. If, however, the aggregate principal amount of any series of New Bonds exceeds $200 million, one certificate will be issued with respect to each $200 million of principal amount and an additional certificate will be issued with respect to any remaining principal amount of such series.

    DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (the "Direct Participants") deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (the "Indirect Participants," and together with the Direct Participants, the "Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

    Purchases of New Bonds within the DTC system must be made by or through Direct Participants, which will receive a credit for the New Bonds on DTC's records. The ownership interest of each actual purchaser of a New Bond (a "Beneficial Owner") will, in turn, be recorded on the Direct and Indirect Participants' respective records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the New Bonds are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing the New Bonds, except in the event that use of the book-entry system for the New Bonds is discontinued.

    To facilitate subsequent transfers, all New Bonds deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the New Bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the New Bonds; DTC's records reflect only the identity of the Direct Participants to whose accounts such New Bonds are credited, which Direct Participants may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. If less than all of the New Bonds of a particular series are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such series to be redeemed.

    Neither DTC nor Cede & Co. will consent or vote with respect to the New Bonds. Under its usual procedures, DTC mails an omnibus proxy (an "Omnibus Proxy") to the Participants as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the New Bonds are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Principal, premium, if any, and interest payments on the New Bonds will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payment on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street-name," and will be the responsibility of such Participant and not of DTC, the underwriters, dealers or agents, or the Company, subject to any statutory or regulatory requirements that may be in effect from time to time. Payment of principal, premium, if any, and interest to DTC is the responsibility of the Company or the Corporate Trustee. Disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the New Bonds at any time by giving reasonable notice to the Company. Under such circumstances and in the event that a successor securities depository is not obtained, certificates for the New Bonds are required to be printed and delivered. In addition, the Company at any time may discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificates for the New Bonds will also be printed and delivered.

    The Company will not have any responsibility or obligation to Participants or the persons for whom they act as nominees with respect to the accuracy of the records of DTC, its nominee or any Direct or Indirect Participant with respect to any ownership interest in the New Bonds, or with respect to payments to, or the providing of notice to, the Direct Participants, the Indirect Participants or the Beneficial Owners.

    So long as Cede & Co. is the registered owner of any series of New Bonds, as nominee of DTC, references herein to holders of such series of New Bonds shall mean Cede & Co. or DTC and shall not mean the Beneficial Owners of the New Bonds.

    DTC management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." DTC has informed its Participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to securityholders, book-entry deliveries, and settlement of trades within DTC, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, DTC's plan includes a testing phase, which is expected to be completed within appropriate time frames.

    However, DTC's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third party vendors from whom DTC licenses software and hardware, and third party vendors on whom DTC relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. DTC has informed the Industry that it is contacting (and will continue to contact) third party vendors from whom DTC acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant; and
(ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, DTC is in the process of developing such contingency plans as it deems appropriate.

    According to DTC, the foregoing information with respect to DTC has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

    The information in this section concerning DTC, its Year 2000 efforts, and its book-entry system has been obtained from DTC. Neither the Company, the Trustees nor the underwriters, dealers or agents takes responsibility for the accuracy or completeness thereof.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The Company has calculated ratios of earnings to fixed charges pursuant to
Item 503 of Commission Regulation S-K as follows:

                                                                        TWELVE MONTHS ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                                1998       1997       1996       1995       1994
                                                              --------   --------   --------   --------   --------
Ratio of Earnings to Fixed Charges(a).......................    3.04       2.98       3.40       2.92       2.12

---------

(a) "Earnings", as defined by Commission Regulation S-K, represent the aggregate of (1) income before the cumulative effect of an accounting change,
    (2) taxes based on income, (3) investment tax credit adjustments -- net and
    (4) fixed charges. "Fixed Charges" include interest (whether expensed or capitalized), related amortization and interest applicable to rentals charged to operating expenses.

                              EXPERTS AND LEGALITY

    The Company's balance sheets as of December 31, 1998 and 1997, and the statements of income, retained earnings and cash flows, and the related financial statement schedule for each of the three years in the period ended December 31, 1998, incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1998, have been incorporated by reference herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The legality of the New Bonds will be passed upon for the Company by Thelen Reid & Priest LLP, New York, New York, and Ann G. Roy, Esq., Senior Counsel -- Corporate and Securities, of Entergy Services, Inc., and for any underwriters, dealers or agents by Winthrop, Stimson, Putnam & Roberts, New York, New York. All legal matters pertaining to the organization of the Company, titles to property, franchises and the lien of the G&R Mortgage and all matters pertaining to Mississippi law will be passed upon only by Ann G. Roy, Esq.

    The statements as to matters of law and legal conclusions made under "Description of the New Bonds" have been reviewed by Ann G. Roy, Esq., and, except as to "--Security" by Thelen Reid & Priest LLP, and are set forth herein in reliance upon their respective opinions and upon their authority as experts.

                              PLAN OF DISTRIBUTION

    The Company may sell the New Bonds: (a) through one or more underwriters or dealers; (b) directly to one or more purchasers; (c) through one or more agents; or (d) through a combination of any such methods of sale. The Prospectus Supplement relating to a series of the New Bonds will set forth the terms of the offering of the New Bonds, including the name or names of any underwriters, dealers or agents, the purchase price of such New Bonds and the proceeds to the Company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid by any underwriters to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers by any underwriters may be changed from time to time.

    If underwriters are used in a sale of the New Bonds, such New Bonds will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The underwriters with respect to a particular underwritten offering of New Bonds will be named in the applicable Prospectus Supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover page of such Prospectus Supplement. In connection with the sale of New Bonds, the underwriters may receive compensation from the Company or from purchasers in the form of discounts, concessions or commissions. The underwriters will be, and any dealers participating in the distribution of the New Bonds may be, deemed to be underwriters within the meaning of the Securities Act of 1933, as amended. The underwriting agreement pursuant to which any New Bonds are to be sold will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the New Bonds if any are purchased; provided that the agreement between the Company and the underwriter providing for the sale of the New Bonds may provide that, under certain circumstances involving a default of one or more underwriters, less than all of the New Bonds may be purchased.

    New Bonds may be sold directly by the Company or through agents designated by the Company from time to time. The applicable Prospectus Supplement will set forth the name of any agent involved in the offer or sale of the New Bonds in respect of which such Prospectus Supplement is delivered as well as any commissions payable by the Company to such agent. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    Any underwriters utilized may engage in stabilizing transactions and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the New Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Such stabilizing transactions and syndicate covering transactions may cause the price of the New Bonds to be higher than it would otherwise be in the absence of such transactions.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase New Bonds from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to those conditions set forth in the applicable Prospectus Supplement, and such Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

    Subject to certain conditions, the Company may agree to indemnify any underwriters, dealers, agents or purchasers and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.